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June 19, 2020

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:          Mr. John Stickel
   Attorney Advisor

Re:	Trean Insurance Group, Inc. Draft Registration Statement on Form S-1 Submitted April 10, 2020 CIK No. 0001801754

Dear Mr. Stickel:

On behalf of our client Trean Insurance Group, Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2020 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 10, 2020.
Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), the Registration Statement on Form S-1 (the “Registration Statement”).
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Mr. John Stickel
Securities and Exchange Commission
June 19, 2020

Note 24. Transactions with Related Parties, page F-41

1.
We note your response to comment 15. We note you refer to Compstar Holdings, LLC on pages F-16 and F-41. It appears that the legal entity referred to should be Compstar Holding Company LLC. Please revise or advise.

The Company has revised the disclosure on pages F-38 and F-63 in response to the Staff’s comment.

General

2.	We note your response to comment 18. Please clarify for us why you believe pro forma financial information is not required. Please include any guidance that supports your conclusion.

The proposed reorganization transactions comprising (i) each of Trean Holdings LLC (“Trean Holdings”) and BIC Holdings LLC (“BIC Holdings”) contributing all of their respective assets and liabilities to the Company in exchange for shares of Company common stock and (ii) upon completion of such transfers, the dissolution of Trean Holdings and BIC Holdings and the distribution in-kind of such shares of Company common stock to the Pre-IPO Unitholders, represent a reorganization of entities under common control in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 805-50, Business Combinations – Related Issues. The Company evaluated the guidance in ASC 805-50 with respect to the transaction between entities under common control and concluded that since all the shareholders of Trean Holdings, BIC Holdings and the Company have nearly identical ownership percentages and interests before and after the transaction, the reorganization transactions lack economic substance and represent a transaction between entities with common ownership. Therefore, the proposed reorganization transactions should be accounted for in a manner consistent with a common control transaction which did not result in a change in control at the ultimate parent or the controlling shareholder level. As a result, they are not accounted for as a business combination. The audited combined financial statements of BIC Holdings and Trean Holdings as of and for the years ended December 31, 2019 and 2018 and the unaudited interim condensed combined financial statements of BIC Holdings and Trean Holdings as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 have been included in the Registration Statement.

The Company separately considered Rule 3-05 and Article 11 of Regulation S-X with respect to the Company acquiring from the Blake Enterprises entities their 55% equity interest in Compstar Holding Company LLC (“Compstar”) in exchange for shares of Company common stock and (ii) the subsequent contribution by the Company of such 55% equity interest to Trean Compstar Holdings LLC (“Trean Compstar”), so that Trean Compstar will own 100% of Compstar. None of the significance tests (investment, asset and income) were exceeded (i.e., less than 20% and no resulting Article 11 pro formas as it is not material). The Company’s analysis under Rule 3-09 and Rule 4-08(g) of Regulation S-X was provided in its response to comment no. 16 of the Staff’s comment letter dated March 9, 2020.

The Company has revised the disclosure on pages 14, 43 and 46 to provide pro forma earnings per share and to present a capitalization table that gives pro forma effect to (i) the recapitalization above and (ii) the use of net proceeds from the initial public offering. The Company also confirms that the dividend declared and paid in May 2020 was not significant relative to reported equity and did not exceed earnings for the year ended December 31, 2019 or the three months ended March 31, 2020 and accordingly a pro forma balance sheet is not required to reflect such dividend in accordance with Section 3420 of the Commission’s Division of Corporation Finance Financial Reporting Manual and Staff Accounting Bulletin 1:B.3.

* * * * *

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:          Michael Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
J. Nolan McWilliams, Securities and Exchange Commission
Andrew M. O’Brien, President and Chief Executive Officer, Trean Insurance Group, Inc.
Julie A. Baron, Chief Financial Officer, Trean Insurance Group, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Shane Tintle, Davis Polk & Wardwell LLP